BlackRock Resources & Commodities Strategy Trust

100 Bellevue Parkway

Wilmington, Delaware  19809

March 24, 2011

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attn: John Ganley

Re:	BlackRock Resources & Commodities Strategy Trust
Registration Statement on Form N-2
(File Nos. 811-22501 and 333-170939)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Resources & Commodities Strategy Trust hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 10:00 a.m., New York City time, on March 28, 2011 or as soon as practicable thereafter.

The Trust hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust hereby requests that you notify Michael Hoffman (212-735-3406) or George Ching (212-735-3637) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Sincerely,

BLACKROCK RESOURCES & COMMODITIES STRATEGY TRUST

By:	/s/ Janey Ahn
Janey Ahn
Assistant Secretary

Global Markets & Investment Banking

One Bryant Park — 8th Floor New York, New York 10036 646-855-6780

March 24, 2011

John Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

BlackRock Resources & Commodities Strategy Trust
Registration Statement on Form N-2
File Nos. 333-170939 and 811-22501

Dear Mr. Ganley:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 24, 2011 and the Preliminary Prospectus dated February 24, 2011, began on February 24, 2011and is expected to conclude at approximately 5:00 p.m., Eastern Time, on March 28, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 320,100 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on March 28, 2011 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/Richard Diaz
Name: Richard Diaz
Title: Assistant Vice President